November 14, 2016

VIA EDGAR AND FEDERAL EXPRESS

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Hydra Industries Acquisition Corp.

Revised Proxy Statement on Schedule PREM14A filed November 1, 2016

File No. 001-36689

Dear Ms. Wray:

Reference is made to the letter dated November 9, 2016 (the “Comment Letter”) addressed to A. Lorne Weil, Chief Executive Officer of Hydra Industries Acquisition Corp. (“Hydra” or the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Revised Proxy Statement on Schedule PREM14A filed November 1, 2016 (the “Proxy Statement”) filed by the Company with the Securities and Exchange Commission.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. We are also sending courtesy copies of this letter to you by Federal Express.

Revised Proxy Statement on Schedule PREM14A

Certain Relationships and Related Party Transactions

Hydra Industries Related Person Transactions, page 163

1.       We note the disclosure added to this section regarding the $200,000 in promissory notes you entered into with your sponsors on September 29, 2016. Please tell us what consideration you gave to providing here the disclosure called for by Item 404(a) of Regulation S-K with respect to the $229,230.40 loaned into the trust account by your sponsors on November 1, 2016, as described elsewhere in the filing.

Ms. Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

November 14, 2016

The Proxy Statement has been revised in response to the Staff’s comment. See page 173.

Price Range of Securities and Dividents

Hydra Industries, page 168

2.       Please revise to add the table referenced in this section that states the high and low sales prices for your units, common stock, rights and warrants for the periods presented.

The Proxy Statement has been revised in response to the Staff’s comment. See page 175.

Should you have any questions or comments regarding the Company’s responses to the Staff’s Comment Letter, please contact our counsel Peter G. Smith at Kramer Levin Naftalis & Frankel LLP at (212) 715-9401 or via e-mail at psmith@kramerlevin.com.

Sincerely,

Hydra Industries Acquisition Corp.

By: /s/ A. Lorne Weil

Name: A. Lorne Weil

Title: Chief Executive Officer

cc: Peter G. Smith, Esq.